Exhibit 99.65

Management’s Statement of Responsibilities

The accompanying financial statement of StarPoint Energy Trust was prepared by and is the responsibility of management. The Balance Sheet has been prepared in conformity with Canadian generally accepted accounting principles. The financial information in the annual report has been reviewed to ensure consistency with the financial statement.

Management maintains systems of internal accounting controls designed to provide reasonable assurance that all transactions are properly recorded in the Trust’s book of accounts, that procedures and policies are adhered to and that assets are safeguarded from unauthorized use.

KPMG LLP, an independent firm of chartered accountants, has been engaged, since the inception of the Trust, to examine the financial statement in accordance with Canadian generally accepted auditing standards and provide an independent auditors’ opinion thereon.

The audit committee is composed of three members of the Board of Directors and meets quarterly with the financial officer of the Trust. The external auditors of the Trust have access to the audit committee to review the planning and scope of testing and to discuss the results of their audited work. On the recommendation of the audit committee, the financial statements have been approved by the Board of Directors.

(signed) “Paul Colborne”	(signed) “Brett Herman”

Paul Colborne	Brett Herman
President & Chief Executive Officer	Vice President, Finance and Chief Financial Officer
March 16, 2005

Auditors’ Report

To the Unitholder

We have audited the balance sheet of StarPoint Energy Trust as at December 31, 2004.  This financial statement is the responsibility of the management of StarPoint Energy Ltd. on behalf of StarPoint Energy Trust.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the StarPoint Energy Trust as at December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP.

Chartered Accountants

Calgary, Canada

March 16, 2005

StarPoint Energy Trust

Balance Sheet

December 31, 2004
Asset
Current:
Cash	$1,980

Unitholder’s Equity
Unitholder’s equity (note 3)	$1,980

Subsequent events (note 4)

See accompanying notes to financial statements.

(signed) “Jim Bertram”	(signed) “James M. Pasieka”
Director	Director

Notes to Financial Statements

Period ended December 31, 2004

1.                                      Formation and financial presentation:

StarPoint Energy Trust (the “Trust”) is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a Trust Indenture on December 6, 2004. The Trust has not carried on active business since its creation. The Trust will be managed by StarPoint Energy Ltd. (“StarPoint”), which will become a wholly-owned subsidiary of the Trust upon completion of the Plan of Arrangement (see note 4).

2.                                      Anticipated Change in Accounting Policy during the Next Fiscal Year:

Exchangeable Shares

On January 19, 2005 a new accounting standard relating to Exchangeable Securities Issued by Subsidiaries of Income Trusts was issued effective for financial statements issued on or after June 30, 2005.  Under this standard, exchangeable shares are presented as equity only if certain circumstances exist, otherwise they are classified as non-controlling interest.  The Trust is currently assessing the impact this will have on the consolidated financial statements.

3.                                      Unitholder’s Equity:

(a)                                 Authorized

(i)                                     An unlimited number of common voting units;

(ii)                                  An unlimited number of special voting units;

(iii)                               An unlimited number of exchangeable shares.

(b)                                 Trust units issued:

	Number of units	Amount
		$
Issued upon settlement	1	1,980
Balance, December 31, 2004	1	1,980

4.                                      Subsequent Events:

(i)                                    Corporate Reorganization

On January 7, 2005, StarPoint and E3 Energy Inc. (“E3”) entered into a business combination and a conversion into a trust through a Plan of Arrangement (the “Arrangement”).  The reorganization resulted in the shareholders of StarPoint and E3 receiving trust units in a new oil and natural gas energy trust that owns virtually all of StarPoint’s and E3’s existing producing assets.  In addition, the shareholders of both StarPoint and E3 received shares in a separate, publicly-listed, growth and exploration focused junior company Mission Oil & Gas Inc (“Mission”), which owns certain of StarPoint’s exploration assets and undeveloped lands.

Shareholders of both StarPoint and E3 received shares of Mission and at their election, either units of the Trust, which pay monthly cash distributions, or exchangeable shares which may be exchanged into units of the Trust.

Specifically, shareholders of the respective companies received:

For each StarPoint common share owned:

(a)         0.2500 units of the Trust and 0.1111 shares of Mission, or

(b)         0.2500 exchangeable shares and 0.1111 shares of Mission.

For each E3 common share owned:

(a)         0.1100 units of the Trust and 0.0488 shares of Mission, or

(b)         0.1100 exchangeable shares and 0.0488 shares of Mission.

After giving effect to the Arrangement, the financial statements of the Trust will be prepared on a continuity of interests basis which will recognize the Trust as the successor to StarPoint.  StarPoint will be deemed the acquirer of E3 and consequently the Trust will account for E3 as an acquisition using the purchase method of accounting as follows:

Consideration (000’s)	E3 Energy Inc.	Mission Oil & Gas Inc.
Fair value of options assumed	$4,096	$—
Trust units issued / Net assets transferred	63,451	(22,407)
Acquisition costs	125	—
	$67,672	$(22,407)

Purchase Price at Fair Value
Property and equipment	$68,724	$(21,061)
Goodwill	23,237	—
Working capital	433	—
Bank debt	(8,244)	—
Asset retirement obligation	(1,841)	751
Future income taxes	(14,637)	(2,097)
	$67,672	$(22,407)

A total of 14,258,946 common shares were issued at an ascribed value of $4.32 per share.  The ascribed per share value was based upon the weighted average closing price of StarPoint’s common shares on the Toronto Stock Exchange on the days prior to the date of the transaction with E3.

(ii)                                PrivateCo Acquisition

On January 28, 2005, the Trust closed an acquisition of four private Alberta natural gas companies (“PrivateCo”).

The acquisition is expected to be accounted for using the purchase method of accounting as follows:

Consideration
Cash	$69,100
Transaction costs	125
Total consideration	$69,225

Purchase Price at Fair Value
Property and equipment	$50,011
Goodwill	28,791
Working capital	6,110
Asset retirement obligation	(638)
Future income taxes	(15,049)
$69,225

(iii)                            Credit Facility

StarPoint has a $125 million demand revolving operating credit facility with a financial institution pursuant to a letter agreement dated January 6, 2005.  The credit facility is available on a revolving basis for a term of 364 days.  Advances bear interest at a rate equal to the financial institution’s prime rate.  The borrowing base under the credit facility will be re-determined by the lender on a semi-annual basis or upon the acquisition or disposition of assets beyond certain defined limits.

(iv)                             Financing

On February 10, 2005, the Trust completed a financing of 3,760,000 Trust units at an issue price of $18.00 per unit which resulted in gross proceeds of $67.7 million, before deducting issue costs of approximately $3.7 million.  Net proceeds from the financing were used to pay down debt incurred with the PrivateCo acquisition, for 2005 capital expenditures and for general corporate purposes.

(v)                                 Hedging

The Trust entered into the following hedges subsequent to December 31, 2004:

Fixed price crude oil swap contracts:

	Volume	Price	Index
	(bbl/d)	($CDN/bbl)
Jan 1, 2006 to Dec 31, 2006	250	57.05	WTI
Jan 1, 2007 to Mar 31, 2007	250	56.38	WTI
Jan 1, 2007 to Dec 31, 2007	500	55.20	WTI

Costless collars:

	Volume	Price	Index
	(GJ/d)	($CDN/GJ)
April 1, 2005 – Oct 31, 2005	3,000	6.50 - 7.50	AECO
Nov 1, 2005 – Mar 31, 2006	3,000	7.00 - 9.15	AECO

Management’s Statement of Responsibilities

The accompanying consolidated financial statements of StarPoint Energy Ltd. were prepared by and are the responsibility of management. They have been prepared in conformity with Canadian generally accepted accounting principles. The financial information in the annual report has been reviewed to ensure consistency with the financial statements.

Management maintains systems of internal accounting controls designed to provide reasonable assurance that all transactions are properly recorded in the Company’s book of accounts, that procedures and policies are adhered to and that assets are safeguarded from unauthorized use.

KPMG LLP, an independent firm of chartered accountants, has been engaged, since the inception of the Company, to examine the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provide an independent auditors’ opinion thereon.

The audit committee is composed of three members of the Board of Directors and meets quarterly with the financial officer of the Company. The external auditors of the Company have access to the audit committee to review the planning and scope of testing and to discuss the results of their audited work. On the recommendation of the audit committee, the consolidated financial statements have been approved by the Board of Directors.

(signed) “Paul Colborne”	(signed) “Brett Herman”

Paul Colborne	Brett Herman
President & Chief Executive Officer	Vice President, Finance and Chief Financial Officer
March 16, 2005

Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of StarPoint Energy Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the year ended December 31, 2004 and the period from September 5, 2003 to December 31, 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the year ended December 31, 2004 and the period from September 5, 2003 to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP.

Chartered Accountants

Calgary, Canada

March 16, 2005

StarPoint Energy Ltd.

Consolidated Balance Sheets

($000s)	December 31, 2004	December 31, 2003
Assets
Current
Accounts receivable (note 13)	39,605	13,204
	39,605	13,204

Property and equipment (notes 3, 4 and 5)	242,650	78,733
Goodwill	87,627	31,764
	369,882	123,701
Liabilities
Current
Accounts payable and accrued liabilities	46,447	18,422
Bank loan (note 6)	74,167	7,411
	120,614	25,833

Asset retirement obligation (note 7)	13,375	2,052
Future income taxes (note 9)	40,170	12,841
	174,159	40,726
Shareholders’ Equity
Share capital (note 8)	186,220	82,793
Contributed surplus (note 8)	3,649	733
Retained earnings (deficit)	5,854	(551)
	195,723	82,975
Commitments (notes 11 and 12)
Subsequent events (note 13)
	369,882	123,701

See accompanying notes to consolidated financial statements.

(signed) “Jim Bertram”	(signed) “James M. Pasieka”
Director	Director

Consolidated Statements of Operations and

Retained Earnings (Deficit)

($000s, except per share amounts)	Year ended December 31, 2004	September 5, 2003 to December 31, 2003
Revenue
Production	102,019	5,086
Royalties	(24,262)	(1,196)
Transportation costs	(1,800)	(498)
Interest	—	122
	75,957	3,514
Expenses
Production	17,095	700
Interest	2,252	47
General and administrative	2,393	426
Stock based compensation (note 8)	1,979	491
Depletion and depreciation	36,152	2,103
Accretion of asset retirement obligation (note 7)	685	39
	60,556	3,806
Income (loss) before taxes	15,401	(292)
Taxes (note 9)
Capital taxes	2,916	110
Future taxes	6,080	149
	8,996	259
Net income (loss) for the period	6,405	(551)

Retained earnings (deficit), beginning of period	(551)	—
Retained earnings (deficit), end of period	5,854	(551)
Net income (loss) per share
Basic	0.08	(0.01)
Diluted	0.08	(0.01)
Weighted average number of commonshares outstanding
Basic	79,642	40,849
Diluted	83,720	40,867

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

($000s, except per share amounts)	Year ended December 31, 2004	September 5, 2003 to December 31, 2003
Cash flows related to the following activities

Operating
Net income (loss) for period	6,405	(551)
Items not affecting cash
Depletion and depreciation	36,152	2,103
Accretion of asset retirement obligation	685	39
Future income taxes	6,080	149
Stock-based compensation	1,979	491
	51,301	2,231
Change in non-cash working capital	1,624	(1,445)
	52,925	786
Financing
Bank loan – repayments	(41,657)	(10,332)
Bank loan – drawdowns	66,755	7,411
Common shares issued	22,409	58,168
Share issue costs incurred	(2,162)	(2,896)
	45,345	52,351
Investing
Property and equipment expenditures	(73,228)	(7,560)
Proceeds on sale of property and equipment	5,252	—
Cash paid on corporate acquisitions	(22,958)	(49,887)
Change in non-cash working capital	(7,336)	4,310
	(98,270)	(53,137)
Net change in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of period	—	—
Cash and cash equivalents, end of period	—	—
Income taxes paid during the period	1,856	—
Interest paid during the period	2,252	47

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Year ended December 31, 2004 and the period ended December 31, 2003.

Unless otherwise stated, tabular dollar amounts presented in these notes are in thousands of Canadian dollars.

Business and Basis of Presentation

StarPoint Energy Ltd. (“StarPoint” or the “Company”) is a Calgary based oil and natural gas exploration and production company whose key business activities are focused primarily in British Columbia.  The Company was incorporated on July 22, 2003 and commenced operations on September 5, 2003 when a portion of the assets of Crescent Point were transferred into StarPoint under a Plan of Arrangement dated August 21, 2003 (see note 3).  The Plan of Arrangement resulted in the shareholders and option holders of Crescent Point becoming unitholders of Crescent Point Energy Trust and shareholders of StarPoint.  StarPoint is a public company and commenced trading on the Toronto Stock Exchange on September 10, 2003.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries:  Cougar Hydrocarbons Inc. (“Cougar”), X-Terra Energy Corp., Upton Resources Inc. (“Upton”), Upton Resources USA Inc., Upton Resources Partnership, Trend Energy Inc. (“Trend”), and Keystone Disposition Corp. (“Keystone”).

The amounts recorded for depletion and depreciation of property and equipment, the asset retirement, obligations and the ceiling test calculation are based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant.

1.                                      Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented.  Actual results may differ from these estimates and assumptions.  In the opinion of management, these financial statements have been prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(i)  Petroleum and Natural Gas Properties

The Company follows the full-cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis.  Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flow-line and plant costs, geological and geophysical costs and overhead costs directly related to exploration and development activities.

A significant portion of the Company’s activities are conducted jointly with third parties and accordingly, these financial statements only reflect the Company’s proportionate interest in these activities.

Gains or losses on sales of properties are recognised only when crediting the proceeds to the recorded costs would result in a change in the depletion and depreciation rate of greater than 20%.

Capitalised costs are depleted using the unit-of-production method based on estimated proven reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers.  The cost of acquiring and evaluating unproven properties are initially excluded from the depletion and depreciation calculation.  These properties are assessed periodically for impairment and when proved reserves are assigned to the property or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion.  For purposes of the depletion and depreciation calculation, proved natural gas reserves and production are converted to equivalent volumes of crude petroleum based on their approximate relative energy content being six thousand cubic feet of natural gas to one barrel of crude oil.  Oil and gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.

The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, plus the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre.  When the carrying amount is not assessed to be recoverable, an impairment loss is recognised to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre.  The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

(ii)  Asset Retirement Obligation

The Company is required to record a liability equal to the fair value of the estimated cost to retire an asset.  The asset retirement liability must be recorded in the period in which the obligation meets the definition of a liability, which is generally when the asset is placed in service.  When the liability is initially recorded, the Company will increase the carrying amount of the related long-lived asset by an amount equal to the original liability.  The liability is accreted to its present value each period, and the capitalised cost is depreciated over the useful life of the related long-lived asset.  Any difference between costs incurred upon a significant settlement of an asset obligation and the recorded liability will be recognised as a gain or loss in the Company’s earnings.

(iii)  Office Furniture, Equipment and Leaseholds

Office furniture and equipment is depreciated on a declining-balance method at annual rates of 20% to 50%.  Leasehold improvements are depreciated over the remaining lease term.

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are measured based upon the temporary differences between the carrying values of assets and liabilities and their related income tax basis.  Income tax expense (recovery) is computed based on the change during the year in the future income tax assets and liabilities.  Future income tax assets are recognised to the extent it is more likely than not that sufficient future taxable income will be available to allow the future income tax assets to be realised.  Effects of the changes in tax laws and tax rates are recognised when substantively enacted.  A valuation allowance is recorded against any future tax assets if it is more likely than not that the asset will not be realised.

Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date.  Revenues and expenses are translated at the monthly average rate of exchange.  Translation gains and losses are included in income in the period in which they arise.

Flow-through Shares

The Company may finance a portion of its exploration and development activities through the issuance of flow-through common shares.  Under the terms of the flow-through share agreements, the resource expenditure deductions for income tax purposes are renounced to investors in accordance with the appropriate income tax legislation.  The Company provides for the future effect on income taxes related to flow-through shares as a charge to share capital and future income tax liability when the renouncement is made to the shareholders.

Goodwill

The Company records goodwill relating to acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired.  Goodwill is assessed for impairment annually at year-end or if events occur that could result in an impairment.  Impairment is recognized if the estimated fair value of the Company is less than the book value of the Company.  If the fair value of the Company is less than the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the Company had been acquired for a purchase price equal to its fair value.  The excess of the fair value of the Company over the amounts assigned to the assets and liabilities is the fair value of the goodwill.  Any excess of the book value of goodwill over this implied fair value of goodwill is the impairment amount.  Impairment is charged to income in the period in which it occurs.

Stock Based Compensation

The Company follows the fair value method of accounting for stock options and other stock based compensation.  Under this method, the Company calculates a fair value of the stock option or stock based award using an option pricing model and records the expense to earnings over the estimated expected life of the option or award.  Consideration paid on the exercise of the stock option or award is credited to share capital.

Revenue Recognition

Revenue from the sale of crude oil, natural gas and natural gas liquids are recorded on a gross basis when title transfers to an external third party.

Per Share Information

Basic net income (loss) per share is calculated using the weighted average number of shares outstanding during the period.  Diluted per share amounts reflect the potential dilution that could occur if options to purchase common shares were exercised.  Diluted net income (loss) per share is calculated using the treasury stock method to determine the dilutive effect of outstanding stock options.  The treasury stock method assumes that proceeds from the exercise of the “in-the-money” stock options are used to re-purchase common shares at the prevailing market price.

Hedging

The Company uses derivative financial instruments from time to time to hedge its exposure to commodity price and foreign exchange fluctuations.  The Company does not enter into derivative financial instruments for trading or speculative purposes.

The derivative financial instruments are initiated within the guidelines of the Company’s risk management policy.  This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.  The Company believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term and notional amount do not exceed the Company’s firm commitment or forecasted transaction and the underlying basis of the instrument, such as commodity price or foreign exchange rate, correlates highly with the Company’s exposure.

The Company enters into hedges of its exposure to petroleum and natural gas commodity prices by entering into crude oil and natural gas swap contracts, options or collars, when it is deemed appropriate.  These derivative contracts, accounted for as hedges, are not recognized on the balance sheet.  Realized gains and losses on these contracts are recognized in petroleum and natural gas revenue and cash flows in the same period in which the revenues associated with the hedged transaction are recognized.  Premiums paid or received are deferred and amortized to earnings over the term of the contract.

The Company may enter into foreign exchange forward contracts to hedge anticipated U.S. dollar denominated petroleum and natural gas sales.  These derivatives, accounted for as hedges, are not recognized on the balance sheet.  The gains and losses on these derivatives are recognized as an adjustment to petroleum and natural gas revenues when the revenue is recognized.

Gains and losses resulting from changes in the fair value of derivative contracts that do not qualify for hedge accounting are recognized in earnings when those changes occur.

Effective January 1, 2004, the Company adopted the new Canadian accounting guideline for hedging relationships.  The guideline describes the conditions necessary for a transaction to qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirements to assess the effectiveness of hedging relationships.  Also, early in 2004, an amended accounting abstract became effective which requires financial instruments that are not designated as hedges to be recorded at fair value on the balance sheet with changes in fair value recognized in earnings.  The adoption of the guideline and amended abstract had no impact on the Company’s financial position as at January 1, 2004.

2.  Changes in Accounting Policy

Transportation Expenses

Effective January 1, 2004, and consistent with the adoption of the new Canadian accounting standard for generally accepted accounting principles, transportation expenses have been reclassified as an expense in the consolidated statements of operations and retained earnings (deficit) for the year ended December 31, 2004 and the period ended December 31, 2003.  Previously transportation expenses were netted off revenue.

Flow-through Shares

Effective September 17, 2004, StarPoint prospectively adopted a new accounting standard for flow-through shares, as described in note 1.  Under this standard, the resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation.  A future tax liability is recognized upon the renunciation of tax pools and share capital is reduced by a corresponding amount.

Prior to adopting this standard, the future tax liability and share capital were adjusted when the qualifying expenditures were incurred.  There were no changes to net income, petroleum and natural gas properties and equipment or any other reported amounts in the financial statements as a result of adopting this standard.

3.  Plan of Arrangement

Pursuant to the plan of arrangement between Crescent Point Energy Ltd., Tappit Resources Ltd. and StarPoint, Crescent Point Energy Ltd. transferred interests in certain petroleum and natural gas properties (“Retained Assets”) to StarPoint in exchange for common shares in StarPoint and assumed debt.  On September 5, 2003, the closing of the plan of arrangement, the common shares of StarPoint held by Crescent Point Energy Ltd. were distributed to the shareholders of Crescent Point Energy Ltd. on a one for two basis.

The following summarizes the transfer of the Retained Assets which were initially recorded at Crescent Point Energy Ltd.’s net book value as StarPoint and Crescent Point Energy Ltd. were related parties.  The results of the operations of the Retained Assets were included from September 5, 2003.

Net assets acquired and liabilities assumed:
Property and equioment	$10,401
Asset retirement obligation	(52)
10,349
Consideration rendered:
Issuance of 16,608,013 common shares	$6,417
Future income taxes	3,932
$10,349

4.                                      Business Combinations

(i)                                    Upton Resources Inc.

On January 27, 2004, the Company acquired all of the outstanding shares of Upton, a publicly traded company involved in the exploration, development and production of oil and natural gas in western Canada.  The acquisition was accounted for using the purchase method of accounting as follows:

Consideration
Issue of 23,700,625 common shares	$75,158
Transaction costs	125
Total consideration	$75,283

Purchase Price at Fair Value
Property and equipment	$97,846
Goodwill	42,310
Working capital	(6,834)
Bank debt	(36,660)
Asset retirement obligation	(9,205)
Future income taxes	(12,174)
$75,283

The total of 23,700,625 common shares was issued at an ascribed value of $3.17 per share.  The ascribed per share value was based upon an adjusted closing price of the Company’s common shares on the Toronto Stock Exchange, on the date immediately prior to the date of arrangement agreement with Upton.  During the year, adjustments were made to finalize the purchase price equation.

(ii)                                Trend Energy Inc.

On May 31, 2004, the Company acquired all of the outstanding shares of Trend, a private company involved in the exploration, development and production of oil and natural gas in western Canada.  The acquisition was accounted for using the purchase method of accounting as follows:

Consideration
Cash	$6,018
Issue of 1,174,775 common shares	5,322
Total consideration	$11,340

Purchase Price at Fair Value
Property and equipment	$12,165
Goodwill	7,131
Working capital	35
Bank debt	(4,998)
Asset retirement obligation	(356)
Future income taxes	(2,637)
$11,340

The total of 1,174,775 common shares was issued at an ascribed value of $4.53 per share.  The ascribed per share value was based upon the adjusted closing price of the Company’s common shares on the Toronto Stock Exchange, on the date immediately prior to the date that the arrangement agreement with Trend.

(iii)                            Keystone Disposition Corp.

On September 17, 2004, the Company acquired all of the outstanding shares of Keystone, a private company involved in the exploration, development and production of oil in SE Saskatchewan.  The acquisition was accounted for using the purchase method of accounting as follows:

Consideration
Cash	$16,815
Issue of 1,083,837 common shares	4,606
Total consideration	$21,421

Purchase Price at Fair Value
Property and equipment	$20,470
Goodwill	6,422
Working capital	(537)
Asset retirement obligation	(439)
Future income taxes	(4,495)
$21,421

A total of 1,083,837 common shares were issued at an ascribed value of $4.25 per share.  The ascribed per share value was based upon the adjusted closing price of the Company’s common shares on the Toronto Stock Exchange, on the date immediately prior to the date of the arrangement agreement with Keystone.

(iv)                             X-Terra Energy Corp.

On October 31, 2003 the Company acquired all of the outstanding shares of X-Terra, a private company involved in the exploration, development and production of oil and gas in Western Canada.  The Acquisition was accounted for using the purchase method of accounting as follows:

Consideration
Cash	$4,876

Purchase Price
Property and equipment	$8,667
Goodwill	461
Working capital	(25)
Bank debt	(1,177)
Asset retirement obligation	(969)
Future income taxes	(2,081)
$4,876

(v)                                 Cougar Hydrocarbons Inc.

On November 7, 2003 the Company acquired all of the outstanding shares of Cougar, a private company involved in the exploration, development and production of oil and gas in Western Canada.  The acquisition was accounted for using the purchase method of accounting as follows:

Consideration
Cash	$44,012
Transaction costs	999
Total cash consideration	45,011
Issue of 7,472,045 common shares	21,295
Total consideration	$66,306

Purchase Price
Property and equipment	$53,932
Goodwill	31,303
Working capital	1,620
Bank debt	(9,155)
Asset retirement obligation	(974)
Future income taxes	(10,420)
$66,306

5.                                      Property and Equipment

	2004			2003
	Cost	Accumulated Depletion and depreciation	Net Book Value	Cost	Accumulated Depletion and depreciation	Net Book Value
Petroleum & natural gas properties	$280,389	$38,182	$242,207	$80,569	$2,122	$78,447
Administrative assets	555	112	443	306	20	286
	$280,944	$38,294	$242,650	$80,875	$2,142	$78,733

(a)                                 Depletion

As at December 31, 2004, undeveloped land costs and salvage values of $27.4 million (period ended December 31, 2003 - $9.7 million) were excluded from the depletion calculation and future development costs of $15.6 million (period ended December 31, 2003 - $14.2 million) were included in the depletion calculation.

(b)                                 Capitalization of General and Administrative

During the year ended December 31, 2004, the Company capitalized $2.6 million (period ended December 31, 2003 - $557,000) of general and administrative costs relating to exploration and development activities.

(c)                                  Ceiling Test

The Company performed a ceiling test calculation at December 31, 2004 to assess the recoverable value of the property and equipment.  The oil and gas future prices are based on the January 1, 2005 commodity price forecast of our independent reserve evaluators.  These prices have been adjusted for commodity price differentials specific to the Company.

Benchmark price and exchange assumptions used were as follows:

	WTI Oil	Edmonton Light Crude Oil	AECO Gas	Foreign Exchange
	(US/bbl)	($Cdn/bbl)	($Cdn/Mmbtu)	($US/Cdn)
2005	44.29	51.25	6.97	0.832
2006	41.60	48.03	6.66	0.832
2007	37.09	42.64	6.21	0.832
2008	33.46	38.31	5.73	0.832
2009	31.84	36.36	5.37	0.832
2010-2015	1.5% escalated	1.5% escalated	1.8% escalated	0.832

6.                                      Bank Loan

On December 31, 2004, the Company had a $85 million demand loan facility.  The facility bears interest at the bank’s prime rate per annum.  The Company has pledged as collateral a $100 million first priority floating charge, demand debenture over all of the assets of the Company.  At December 31, 2004, $74 million had been drawn on this facility.  As at December 31, 2004 and to date, the Company had met all covenants pertaining to its loan agreement.

7.                                      Asset Retirement Obligation

The total future asset retirement obligation was estimated based on the Company’s net ownership interest in all wells and facilities estimated costs to reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred in future periods.  The Company has estimated the net present value of its total asset retirement obligations to be $13.4 million as at December 31, 2004 based on a total future liability of $19.6 million.  These payments are expected to be made over the foreseeable future with the majority of costs incurred between now and 2012.  The Company’s credit adjusted risk-free rate of six percent and an inflation rate of two percent per annum were used to calculate the net present value of the asset retirement obligation.

The following table reconciles the Company’s total asset retirement obligation:

($000s)	2004	2003
Asset retirement obligation, beginning of period	2,052	—
Liabilities acquired (net of dispositions)	10,000	2,013
Liabilities incurred	638	—
Accretion expense	685	39
Asset retirement obligation, December 31	13,375	2,052

8.                                      Share Capital

(i)                                    Authorized

An unlimited number of common voting shares.

(ii)                                Issued and Outstanding Common Shares

	Number of shares	Amount
		($000s)
Balance, July 22, 2003, date of incorporation	100	—
Initial shares redeemed for cash	(100)	—
Issued on completion of the plan of arrangement (note 3)	16,608,013	6,417
Private placement issued for cash	8,831,789	6,000
Shares issued for cash	16,800,000	42,168
Share issue costs (net of future income tax totalling $851,000)	—	(1,417)
Issued on acquisition of Cougar (note 4)	7,472,045	21,295
Issued pursuant to Private placement of flow through shares (net of future income tax totalling $1,278,000)	2,381,000	8,722
Share issue costs (net of future income tax totalling $236,000)	—	(392)
Balance, January 1, 2004	52,092,847	82,793
Issued on the acquisition of Upton (note 4)	23,700,625	75,158
Issued on the acquisition of Trend (note 4)	1,174,775	5,322
Issued on the acquisition of Keystone (note 4)	1,083,837	4,606
Issuance of flow through shares	480,000	2,496
Shares issued for cash	4,500,000	19,575
Issued on exercise of stock options	101,167	375
Share issue costs (net of future income tax totalling $865,000)	—	(1,297)
Tax effect relating to flow through shares	—	(2,808)
Balance, December 31, 2004	83,133,251	186,220

The Company is obligated to renounce $2.5 million of expenditures made in 2004, relating to the 2004 flow through share issue.  The tax impact of the renunciation will be recorded to share capital and future income taxes upon renunciation in 2005.

(iii)                            Stock-based Compensation

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants to acquire up to 6,398,833 common shares.  The options typically vest over a three year period and expire five years from the date of the grant.  Compensation costs attributable to share options granted is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus.  Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31, 2004	Period ended December 31, 2003
Risk-free interest rate (%)	4.5	4.5
Expected life (years)	2	2
Expected volatility (%)	50	50
Expected dividend yield (%)	Nil	Nil
Weighted average fair value of options granted ($/share)	1.21	0.86

(iv)                             Stock Options

A summary of the status of the Company’s stock option plan is presented below:

	2004		2003
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
		($/share)		($/share)
Outstanding, January 1	2,214,500	2.84	—	—
Granted	3,107,500	4.02	2,214,500	2.84
Exercised	(101,167)	3.30	—	—
Cancelled	(166,666)	3.51	—	—
Outstanding, December 31	5,054,167	3.54	2,214,500	2.84
Exercisable, December 31	5,054,167	3.54	738,165	2.84

The following table summarizes information regarding stock options outstanding at December 31, 2004:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
($)		(years)	($/share)		($/share)
2.76 - 3.60	2,068,667	—	2.83	2,068,667	2.83
3.61 - 4.89	2,985,500	—	4.03	2,985,500	4.03
	5,054,167		3.54	5,054,167	3.54

(v)                                 Contributed Surplus

The following table reconciles the Company’s contributed surplus:

	December 31, 2004	December 31, 2003
Balance, beginning of period	$733	$—
Stock based compensation	2,953	733
Options exercised	(37)	—
	$3,649	$733

During the year ended December 31, 2004, $2.0 million of stock based compensation was expensed and $974,000 of stock based compensation was capitalized to property and equipment.

9.                                      Income Taxes

The provision for income taxes in the statement of operations differs from that which would be expected by applying the applicable statutory tax rates. Differences for the periods ended December 31, 2004 and December 31, 2003 are as follows:

	December 31, 2004	December 31, 2003
Income (loss) before taxes	$15,401	$(292)
Statutory income tax rate	41.39%	41.8%
Expected income taxes	6,374	(122)
Effect on income taxes of:
Net non-deductible Crown charges	506	113
Rate reduction	(1,574)	—
Stock based compensation	819	206
Other	(45)	(48)
Capital taxes	2,916	110
	$8,996	$259

The components of the Company’s future income tax liability are as follows:

Property and equipment	$46,486	$12,650
Flow-through shares	—	1,278
Share issue costs	(1,366)	(1,087)
Asset retirement obligation	(4,950)	—
	$40,170	$12,841

10.                               Supplemental Cash Flow Information

(i)                                     Changes in Non-Cash Working Capital

	December 31, 2004	December 31, 2003
Decrease (increase) in non-cash working capital
Account receivable	$(14,755)	$(13,204)
Accounts payable and accrued liabilities	9,043	16,069
Change in non-cash working capital	$(5,712)	$2,865
Relating to:
Operating activities	$1,624	$(1,445)
Investing activities	(7,336)	4,310
Change in non-cash working capital	$(5,712)	$2,865

11.                               Commitments

The Company has various commitments through the ordinary course of business.

The Company is committed to the following approximate payments under an operating lease for office space.

Year	Amount
($000s)
2005	748
2006	725
2007	482
2008	361

The above commitments include an estimate of the Company’s share of operating expenses, utilities and taxes for the duration of the office lease.

12.                               Financial Instruments

(i)                                    Risk Management

The nature of the Company’s operations results in exposure to fluctuations in commodity prices, exchange rates and interest rates.  The Company monitors, and when appropriate, uses derivative financial instruments to manage its exposure to these risks.  The Company is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments.  The Company deals only with major financial institutions and does not anticipate non-performance by the counterparties.

At December 31, 2004, the Company had entered into the following:

Fixed price oil swap contracts:

	Volume	Price	Index
	(bbl/d)	($CDN/bbl)
Jan 1, 2005 to Dec 31, 2005	500	41.55	WTI
Jan 1, 2005 to Dec 31, 2005	500	41.75	WTI
Jan 1, 2005 to Dec 31, 2005	300	44.50	WTI
Jan 1, 2005 to Dec 31, 2005	250	47.80	WTI
Jan 1, 2005 to Jun 30, 2005	250	49.30	WTI
Jul 1, 2005 to Dec 31, 2005	250	47.65	WTI
Jan 1, 2005 to Dec 31, 2005	250	49.25	WTI
Jan 1, 2005 to Dec 31, 2005	500	50.75	WTI
Jan 1, 2005 to Dec 31, 2005	250	53.90	WTI
Jan 1, 2005 to Dec 31, 2005	750	57.80	WTI
Jan 1, 2006 to Dec 31, 2006	250	49.00	WTI
Jan 1, 2006 to Dec 31, 2006	500	51.88	WTI
Jan 1, 2006 to Dec 31, 2006	750	57.80	WTI
Jan 1, 2006 to Dec 31, 2006	250	54.55	WTI
Jan 1, 2006 to Dec 31, 2006	250	55.53	WTI
Jan 1, 2006 to Dec 31, 2006	250	51.42	WTI

The fair value of the fixed price oil contracts at December 31, 2004 was a loss of $2.6 million.

Fixed price natural gas swap contract:

	Volume	Price	Index
	(GJ/d)	($CDN/GJ)
Feb 1, 2005 – Dec 31, 2005	3,000	7.04	AECO

The fair value of the fixed price natural gas contract at December 31, 2004 was a gain of $889,000.

Costless collars:

	Volume	Price	Index
	(GJ/d)	($CDN/GJ)
Nov 1, 2004 to Mar 31, 2005	2,000	6.00 – 8.00	AECO
Nov 1, 2004 to Mar 31, 2005	1,000	7.00 – 9.90	AECO

The fair value of the costless collars at December 31, 2004 was a gain of $131,000.

(ii)                                Fair Values

The carrying values of cash, accounts receivable, accounts payable and accrued liabilities approximated their fair values as at December 31, 2004 and 2003 due to their short-term nature.  The carrying value of the bank loan approximated its fair value as at December 31, 2004 and 2003 due to the demand nature of the loan and floating interest rate charged on the bank loan.

13.                               Subsequent Events

(i)                                    Corporate Reorganization

Effective January 7, 2005, StarPoint and E3 Energy Inc. (“E3”) entered into a business combination and a conversion into a trust through a Plan of Arrangement (the “Arrangement”).  The reorganization resulted in the shareholders of StarPoint and E3 receiving trust units in a new oil and natural gas energy trust (the “Trust”) that owns virtually all of StarPoint’s and E3’s existing producing assets.  In addition, the shareholders of both StarPoint and E3 received shares in a separate, publicly-listed, growth and exploration focused junior company Mission Oil & Gas Inc. (“Mission”), which owns certain of StarPoint’s exploration assets and undeveloped lands.

Shareholders of both StarPoint and E3 received shares of Mission and at their election, either units of the Trust, which pay monthly cash distributions, or exchangeable shares which may be exchanged into units of the Trust.

Specifically, shareholders of the respective companies received:

For each StarPoint common share owned:

(a)         0.2500 units of the Trust and 0.1111 shares of Mission; or

(b)         0.2500 exchangeable shares and 0.1111 shares of Mission.

For each E3 common share owned:

(a)         0.1100 units of the Trust and 0.0488 shares of Mission; or

(b)         0.1100 exchangeable shares and 0.0488 shares of Mission.

After giving effect to the Arrangement, the financial statements of the Trust will be prepared on a continuity of interests basis which will recognize the Trust as the successor to StarPoint.  StarPoint will be deemed the acquirer of E3 and consequently the Trust will account for E3 as an acquisition using the purchase method of accounting as follows:

	E3 Energy Inc.	Mission Oil & Gas Inc.
Consideration
Fair value of options assumed	$4,096	$—
Trust units issued / Net assets transferred	63,451	(22,407)
Acquisition costs	125
	$67,672	$(22,407)

Purchase Price at Fair Value
Property and equipment	$68,724	$(21,061)
Goodwill	23,237	—
Working capital	433	—
Bank debt	(8,244)	—
Asset retirement obligation	(1,841)	751
Future income taxes	(14,637)	(2,097)
	$67,672	$(22,407)

A total of 14,258,946 common shares were issued at an ascribed value of $4.32 per share.  The ascribed per share value was based upon the weighted average closing price of the Company’s common shares on the Toronto Stock Exchange on the days prior to the date of the transaction with E3.

(ii)                                PrivateCo Acquisition

On January 28, 2005, the Trust closed an acquisition of four private Alberta natural gas companies (“PrivateCo”).

The acquisition is expected to be accounted for using the purchase method of accounting as follows:

Consideration
Cash	$69,100
Transaction costs	125
Total consideration	$69,225

Purchase Price at Fair Value
Property and equipment	$50,011
Goodwill	28,791
Working capital	6,110
Asset retirement obligation	(638)
Future income taxes	(15,049)
$69,225

Inlcuded in the Company’s accounts receivable at December 31, 2004 is a deposit relating to the acquisition of PrivateCo of $6.0 million.

(iii)                            Credit Facility

StarPoint has a $125 million demand revolving operating credit facility with financial institution pursuant to a letter agreement dated January 6, 2005.  The credit facility is available on a revolving basis for a term of 364 days.  Advances bear interest at a rate equal to the financial institution’s prime rate.  The borrowing base under the credit facility will be re-determined by the lender on a semi-annual basis or upon the acquisition or disposition of assets beyond certain defined limits.